

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

19 April 2005





Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

Tabcorp
the bigger better game

18 April 2005

Casino to be part of the world's best entertainment resort in Singapore

The Singapore Government's decision to include a casino as part of a proposed Integrated Resort is "an exciting step" in the project and a reflection of the maturity of the Singapore community, Tabcorp's Managing Director and Chief Executive Officer Matthew Slatter said today.

"The Singapore Government has listened to the community and carefully considered all the issues of including a casino as part of the integrated entertainment resort.

"This is an exciting step forward to develop Singapore as the entertainment capital of Asia and a leading global destination," Mr Slatter said.

He praised the Singapore Government and the community for the mature approach that had been taken to the casino decision. "The debate about this issue has been impressive, with all sides taking a considered and reasonable approach. Tabcorp is confident that Singapore will develop a world-class system of regulation and support to ensure the casino operates within a strict regulatory framework."

Tabcorp believes the overall mix of sophisticated, urban style leisure activities, combined with family-friendly entertainment facilities, contained in its proposal will ensure any Singapore Integrated Resort attains world icon status.

Tabcorp's proposal features world-standard civic architecture and includes super-luxury and luxury hotels, theme park, casino, leading restaurants, premium retail outlets, world-class major events and West End/Broadway shows plus more.

"Tabcorp is extremely excited by the opportunities for an Integrated Resort to contribute to the economy, the tourism sector and the lifestyle of everyone in Singapore through the transformation of both the Marina Bay area and Sentosa Island."

Mr Slatter said Tabcorp had the experience to work with the Singapore Government and regulators to ensure that any Integrated Resort was implemented in a way that was responsible and sensitive to the concerns of all members of the society.

Tabcorp has assembled a dedicated team to develop the Singapore project, headed by Tabcorp senior executive Paul Gulbenkian. World class architects, including Arata Isozaki, and a leading Feng Shui expert are part of the team.

Mr Slatter said Tabcorp looked forward to the Singapore Government announcing the next steps in the Integrated Resort project.

For more information contact:
Bruce Tobin
General Manager Public Affairs
Tel: +61 3 9868 2508